June 13, 2025
Christopher R. Bellacicco
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:
EA Series Trust (the “Trust” or the “Registrant”)
Post-Effective Amendment No. 455 to the Registration Statement on Form N-1A (the “Amendment”)
File Nos.: 333-195493 and 811-22961
Dakota Active Equity ETF

Dear Mr. Bellacicco:
This correspondence responds to comments to the Trust received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) with respect to the Amendment relating to the Dakota Active Equity ETF, a new series of the Trust (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
The Registrant notes that the Fund’s strategy has been revised to allow for indirect equity exposure through investment in underlying ETFs. Please see Exhibit B for the revised disclosure.
Comment 1:Please include a completed fee table and expense example in the response letter.
Response: The Registrant has provided the completed fee table and expense example as part of this response – see Exhibit A. The initial estimated AFFE for the Fund is less than 1/2 of one basis point. The Trust notes that these estimates may change as its gets more information about the Fund’s holdings.
Comment 2:In the Principal Investment Strategies section, the third paragraph of the disclosure references depositary receipts. If the Fund also will invest in foreign issuers in connection with its principal investment strategy, please add relevant strategy and risk disclosure. If the Fund does not anticipate doing so, please remove the reference to depositary receipts.
Response: The following disclosures have been added as follows:
Principal Investment Risks section
Foreign Investment Risk. Returns on investments in foreign securities, or Underlying ETFs that invest in foreign securities, could be more volatile than, or trail the returns on U.S. securities. Investments in or exposures to foreign securities are subject to special risks, including risks associated with foreign securities generally, including differences in information available about issuers of securities and investor protection standards applicable in other jurisdictions; capital controls risks, including the risk of a foreign jurisdiction imposing restrictions on the ability to repatriate or transfer currency or other assets; currency risks; political, diplomatic and economic risks; regulatory risks; and foreign market and trading risks, including the costs of trading and risks of settlement in foreign jurisdictions.
Depositary Receipt Risk. ADRs and GDRs are generally subject to the risks of investing directly in foreign securities and, in some cases, there may be less information available about the underlying issuers than would be the case with a direct investment in the foreign issuer. ADRs are U.S. dollar-denominated receipts representing shares of foreign-based corporations. GDRs are similar to ADRs but are shares of foreign-based corporations generally issued by international banks in one or more markets around the world. Investment in ADRs and GDRs may be more or less liquid than the underlying shares in their primary trading market and GDRs may be more volatile. Depositary receipts may be “sponsored” or “unsponsored” and may be unregistered and unlisted. Sponsored depositary receipts are established jointly by a depositary and the underlying issuer, whereas unsponsored depositary receipts may be established by a depositary without participation by the underlying issuer. Holders of an unsponsored depositary receipt generally bear all the costs associated with establishing the unsponsored depositary receipt. In addition, the issuers of the securities
11300 Tomahawk Creek Pkwy, Suite 310 ● Leawood, KS 66211
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underlying unsponsored depositary receipts are not obligated to disclose material information in the United States and, therefore, there may be less information available regarding such issuers and there may not be a correlation between such information and the market value of the depositary receipts.
Additional Information About the Fund’s Principal Investment Risks
Foreign Investment Risk. The Fund and Underlying ETFs may invest in foreign securities, including non-U.S. dollar-denominated securities traded outside of the United States and U.S. dollar-denominated securities of foreign issuers traded in the United States. Returns on investments in foreign securities, or Underlying ETFs that hold foreign securities, could be more volatile than, or trail the returns on, investments in U.S. securities. Investments in foreign securities, including investments in American Depositary Receipts (ADRs) and Global Depositary Receipts (GDRs), are subject to special risks, including the following:
•Foreign Securities Risk. Investments in non-U.S. securities involve certain risks that may not be present with investments in U.S. securities. For example, investments in non-U.S. securities may be subject to risk of loss due to foreign currency fluctuations or to political or economic instability. There may be less information publicly available about a non-U.S. issuer than a U.S. issuer. Non-U.S. issuers may be subject to different accounting, auditing, financial reporting and investor protection standards than U.S. issuers. Changes to the financial condition or credit rating of foreign issuers may also adversely affect the value of the Fund’s or the Underlying ETF’s securities. Investments in non-U.S. securities may be subject to withholding or other taxes and may be subject to additional trading, settlement, custodial, and operational risks. Because legal systems differ, there is also the possibility that it will be difficult to obtain or enforce legal judgments in certain countries. Since foreign exchanges may be open on days when the Fund or an Underlying ETF does not price its Shares, the value of the securities in the Fund’s portfolio may change on days when shareholders will not be able to purchase or sell the Fund’s Shares or an Underlying ETF’s shares. Conversely, Shares may trade on days when foreign exchanges are closed. Since foreign exchanges may be open on days when a Fund or an Underlying ETF does not price its shares, the value of the securities in a Fund’s or an Underlying ETF’s portfolio may change on days when shareholders will not be able to purchase or sell a security’s or an Underlying ETF’s shares. Conversely, shares of a Fund or an Underlying ETF may trade on days when foreign exchanges are closed. Investment in foreign securities may involve higher costs than investment in U.S. securities, including higher transaction and custody costs as well as the imposition of additional taxes by foreign governments. Each of these factors can make investments in the Fund or an Underlying ETF more volatile and potentially less liquid than other types of investments. Each of these factors can make investments in a Fund or an Underlying ETF more volatile and potentially less liquid than other types of investments.
•Capital Controls and Sanctions Risk. Economic conditions, such as volatile currency exchange rates and interest rates, political events and other conditions may, without prior warning, lead to government intervention and the imposition of “capital controls” or expropriation or nationalization of assets. The possible establishment of exchange controls or freezes on the convertibility of currency, or the adoption of other governmental restrictions, might adversely affect an investment in foreign securities. Capital controls include the prohibition of, or restrictions on, the ability to transfer currency, securities or other assets within or out of a jurisdiction. Levies may be placed on profits repatriated by foreign entities (such as a Fund or an Underlying ETF). Capital controls may impact the ability of a Fund or an Underlying ETF to buy, sell or otherwise transfer securities or currency, may adversely affect the trading market and price for shares of a Fund or an Underlying ETF, and may cause a Fund or an Underlying ETF to decline in value.
•Political and Economic Risk. The Fund or an Underlying ETF that invests in foreign securities is subject to foreign political and economic risk not associated with U.S. investments, meaning that political events (civil unrest, national elections, changes in political conditions and foreign relations, imposition of exchange controls and repatriation restrictions), social and economic events (labor strikes, rising inflation) and natural disasters occurring in a foreign country could cause the the Fund’s or the Underlying ETF’s investments to experience gains or losses. A Fund or an Underlying ETF also could be unable to enforce its ownership rights or pursue legal remedies in countries where it invests.
•Foreign Market and Trading Risk. The trading markets for many foreign securities are not as active as U.S. markets and may have less governmental regulation and oversight. Foreign markets also may have clearance and settlement procedures that make it difficult for a Fund or an Underlying ETF to buy and sell securities. The procedures and rules governing foreign transactions and custody (holding of the Fund’s or Underlying ETF’s assets) also may involve delays in payment, delivery or recovery of money or investments. These factors could result in a loss to the Fund or Underlying ETF by causing it to be unable to dispose of an investment or to miss an attractive investment opportunity, or by causing the Fund’s or Underlying ETF’s assets to be uninvested for some period of time.
Depositary Receipt Risk. The risks of investments in depositary receipts, including ADRs and GDRs, by the Fund or an Underlying ETF are substantially similar to Foreign Investment Risk. ADRs and GDRs are generally subject to the risks of investing directly in foreign securities and, in some cases, there may be less information available about the underlying issuers than would be the case with a direct investment in the foreign issuer. ADRs are U.S. dollar-denominated receipts representing shares of foreign-based corporations. GDRs are similar to ADRs but are shares of foreign-based corporations generally issued by international banks in one or more markets around the world. Investment in ADRs and GDRs may be more or less liquid than the underlying shares in their primary trading market and GDRs may be more volatile. Depositary receipts may be “sponsored” or “unsponsored” and may be unregistered and unlisted. Sponsored depositary receipts are established jointly by a depositary and the underlying issuer, whereas unsponsored depositary receipts may be established by a depositary without participation by the underlying issuer. Holders of an unsponsored depositary receipt generally bear all the costs associated with establishing the unsponsored depositary receipt. In addition, the issuers of the securities underlying unsponsored depositary receipts are not obligated to disclose material information in the United States and, therefore, there may be less information available regarding such issuers and there may not be a correlation between such information and the market value of the depositary receipts. In general, ADRs must be sponsored, but the Fund may invest in unsponsored ADRs. The Fund’s investments may also include ADRs and GDRs that are not purchased in the public markets and are restricted securities that can be offered and sold only to “qualified institutional buyers” under Rule 144A of the Securities Act of 1933, as amended (the “Securities Act”).
Comment 3:In the Principal Investment Risks section, with respect to Mid-Capitalization Companies Risk, the principal investment strategy indicates that the Fund will invest in issuers with a market capitalization of greater than $25 billion. If the Fund also plans to invest in mid-capitalization companies, please add relevant disclosure to the strategy section, otherwise consider removing the risk.
Response: The Registrant has updated the minimum market capitalization to $5 billion and therefore has retained the mid-capitalization companies risk disclosure.
Comment 4:In the Additional Information About the Fund’s Principal Investment Risks section, with respect to Sector Risk, there are references to the terms sub-sector and industries. Please add disclosure explaining the difference between the two terms.
Response: The Registrant has amended the disclosure as follows:
Sector Risk. To the extent the Fund invests more heavily in one or more sectors ~~or sub-sector~~ of the market, it thereby presents a more concentrated risk and its performance will be especially sensitive to developments that significantly affect those sectors ~~or sub-sectors~~. In addition, the value of the Fund’s shares may change at different rates compared to the value of shares of a fund with investments in a more diversified mix of sectors ~~and industries~~. An individual sector ~~or sub-sector~~ of the market may have above-average performance during particular periods but may also move up and down more than the broader market. ~~The several industries that constitute a~~ One or more sectors may all react in the same way to economic, political or regulatory events. The Fund’s performance could also be affected if the sectors ~~or sub-sectors~~ do not perform as expected. Alternatively, the lack of exposure to one or more sectors ~~or sub-sectors~~ may adversely affect performance.

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If you have any questions regarding the above responses, please do not hesitate to contact me at (949) 629-3928 or Karen.Aspinall@Practus.com.
Sincerely,
/s/ Karen Aspinall
Karen Aspinall
Partner

EXHIBIT A
FEES AND EXPENSES
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the table or example.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.40%
Distribution and/or Service (12b-1) Fees	None
Other Expenses[1]	0.00%
Acquired Fund Fees and Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.40%
1 Other Expenses and Acquired Fund Fees and Expenses are estimated for the current fiscal year. “Acquired Fund Fees and Expenses” (“AFFE”) are indirect fees and expenses that the Fund incurs from investing in the shares of other investment companies.
EXAMPLE
The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 for the time periods indicated and then hold or sell all of your Shares at the end of those periods. The example also assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the example.
Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One Year:	Three Years:
$41	$128

EXHIBIT B

PRINCIPAL INVESTMENT STRATEGIES
The Fund is an actively managed exchange traded fund (“ETF”) that seeks to achieve its investment objective by investing directly or indirectly through other ETFs (each, an “Underlying ETF”) in a portfolio of U.S. equity securities. The Fund may invest in an unlimited number of Underlying ETFs.
Under normal circumstances, the Fund invests at least 80% of its net assets, plus borrowings for investment purposes, in equity securities of U.S. companies or Underlying ETFs that provide exposure to equity securities of U.S. companies. Dakota Wealth, LLC (the “Sub-Adviser”) defines a U.S. company as one (a) that has its headquarters or principal location of operations in the U.S., (b) whose primary listing is on a securities exchange or market in the U.S., or (c) that derives a majority of their revenues in the U.S.
The Fund may invest in U.S. and foreign securities, including common stocks, depositary receipts, and real estate investment trusts that have a market capitalization of greater than $5 billion. The Fund’s foreign security exposure will be obtained through investments in American Depositary Receipts (“ADRs”) or Global Depositary Receipts (“GDRs”) or through Underlying ETFs that have exposure to ADRs and GDRs.
The Fund systematically adjusts its holdings using two proprietary strategies developed and run independently by the Sub-Adviser.
In selecting securities for the Fund’s direct equity exposure, the Sub-Adviser generally seeks to identify companies with a leading market position, seasoned management and strong financial fundamentals combined with a positive industry outlook. The Sub-Adviser implements an investment process that integrates a top-down (review of general economic conditions) and bottom-up (review of company specific factors) approach, based on the Sub-Adviser’s evaluation of conditions across economic, market, and industry sectors, and fundamental analysis of an issuer’s financial statements and business model. Company specific factors that are considered may include, but are not limited to, analysis of an issuer’s earnings, sales growth, cash flows, competitive position, and management ability. Investment decisions are informed by the Sub-Adviser’s proprietary research and monthly risk evaluations to refine portfolio exposures.
The Sub-Adviser leverages a proprietary model to rank securities in the investable universe on a scale of 1 to 100 based on the analyses described above. In order for a security to be eligible for inclusion in the portfolio, it must score in the top 33% of the ranking. The Sub-Adviser pairs the bottom-up scoring with its top-down views to identify the best sectors for investment.
The Sub-Adviser generally will weight individual securities according to a security’s volatility. Securities with a higher volatility will have a smaller weight within the portfolio and securities with lower volatility will have a greater weight in the portfolio.
Additionally, the Fund employs a complementary active, tactical investment strategy whereby the Fund will invest in Underlying ETFs that provide exposure to specific sectors, industries, and broad market price volatility. The Sub-Adviser seeks to identify and exploit short-term dislocations, trends, and market inefficiencies by taking positions in Underlying ETFs that align with the Sub-Adviser’s market outlook. This strategy is highly dynamic, with portfolio allocations changing monthly based on the Sub-Adviser’s assessment of market conditions, economic data, geopolitical events, and technical indicators.
In selecting an Underlying ETF for the Fund’s portfolio, the Sub-Adviser considers factors such as liquidity, expense ratios, and tracking error of the Underlying ETFs. This strategy will be utilized opportunistically but will be in greater use during periods of market stress when the Sub-Adviser believes it is more prudent to reduce risks associated with direct equity exposure. The Sub-Adviser determines allocation between the Fund’s direct equity exposure and its indirect exposure through investment in Underlying ETFs based on a combination of bottom up analysis determining the amount of individual companies meeting the Sub-Adviser’s investability threshold and a top down market analysis. The Fund may invest up to 100% of its portfolio in Underlying ETFs.
To implement this strategy, the Sub-Adviser integrates a top-down macro approach in which it conducts analysis of global economic trends, monetary policy, geopolitical developments, and broad market sentiment to form overarching market views. By utilizing this process, the Sub-Adviser seeks to identify potential tailwinds or headwinds for various segments of the market.
Based on its top-down macro analysis, the Sub-Adviser identifies sectors and industries that are anticipated to experience significant short-term price movements, either positively or negatively including emerging growth areas or vulnerable segments.
The Sub-Adviser primarily invests in Underlying ETFs that offer targeted exposure to the identified sectors or industries. The Sub-Adviser may utilize a variety of Underlying ETFs, including those tracking broad market indices, specific sectors, industries, or even more specialized market segments.
The Fund typically holds Underlying ETFs for short durations, ranging from one to several months, to seek to capture swift movements in market prices. The Sub-Adviser may engage in frequent buying and selling of Underlying ETF shares to realize gains or limit losses. This may result in a high portfolio turnover rate for this portion of the portfolio.
The Sub-Adviser employs various risk management techniques, including position sizing, diversification across different short-term opportunities, and the use of stop-loss orders to help mitigate potential losses. However, these techniques may not always be effective.
Under normal market conditions, the Fund may invest up to 5% of its portfolio in cash and cash equivalents, including U.S. Treasury bonds.
The Fund is rebalanced on a monthly basis.
The Fund is considered to be non-diversified, which means that it may invest more of its assets in the securities of a single issuer or a smaller number of issuers than if it were a diversified fund.